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                           [LETTERHEAD OF PCTEL, INC.]


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                               September 1, 2005


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Stephen Krikorian
          Accounting Branch Chief

          RE: PCTEL, INC.
              FORM 10-K: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILED MARCH 31, 2005
              FORM 10-Q: FOR THE FISCAL PERIOD ENDED MARCH 31, 2005 FILED MAY 10, 2005
              FORM 10-Q: FOR THE FISCAL PERIOD ENDED JUNE 30, 2005 FILED AUGUST 9, 2005
              FILE NO. 000-27115

Dear Mr. Krikorian:

         We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the "Staff") received by letter dated August 18, 2005 relating to PCTEL, Inc.'s (the "Company") Form 10-K for the fiscal year ended December 31, 2004 (the "Fiscal 2004 10-K"), Form 10-Q for the fiscal quarter ended March 31, 2005 (the "Fiscal 2005 Q1 10-Q"), and Form 10-Q for the fiscal quarter ended June 30, 2005 (the "Fiscal 2005 Q2 10-Q").

         In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2004 10-K, Fiscal 2005 Q1 10-Q or Fiscal 2005 Q2 10-Q, as applicable.




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FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 45

         1. WE NOTE THAT CERTAIN OF YOUR LICENSES FOR INTELLECTUAL PROPERTY CONTAIN FIXED PAYMENTS. TELL US HOW YOU DETERMINE THE AMOUNT OF FIXED FEE TO ALLOCATE TO PERIODS PRIOR TO THE LICENSE EFFECTIVE DATE AND TO FUTURE PERIODS. ALSO TELL US WHAT IMPACT, IF ANY, THE AMOUNT OF FIXED FEE HAS ON THE AMOUNT OF VOLUME-BASED ROYALTIES GOING FORWARD. INDICATE HOW YOU CONSIDERED SAB TOPIC 13(A)(3)(f) IN DETERMINING WHETHER ANY PORTION OF THE FIXED FEE IS CONSIDERED AN UP-FRONT FEE IN WHICH DEFERRAL OF REVENUE MAY BE APPROPRIATE.

         The licensing agreements containing both fixed payments and volumes prior to the effective date relate to the licensee's use in prior periods of PCTEL's patented soft modem technology. These agreements arise where a licensee was infringing on the patented technology prior to the license being entered into.

         A license agreement for PCTEL's intellectual property represents the right to use intangible assets. The only obligation on the part of PCTEL is to deliver the license agreement. There are no future obligations on PCTEL's part past the effective date (i.e. no rights to technology enhancements, maintenance, or updates).

         There is no specific GAAP pronouncement that addresses accounting for conveying the right to use an asset. However, there is analogous accounting literature in the form of AICPA SOP 97-2, Software Revenue Recognition, and FASB Statement No. 13, Accounting For Leases. The company has taken the approach outlined in FASB 13, Accounting for leases.

         The modem industry is characterized by rapid sales price declines, thin gross profit margins and volume pressure from the rise of broadband connections in place of modems. These characteristics have given rise to consolidation in the industry. The company has found in its negotiations that licensees are motivated to negotiate fixed payments for periods (both historical and going forward) in which they are confident they will be using the technology in volume, and volume-based payments with no minimums for future periods where licensees are uncertain whether they will be using the technology. The amount of the fixed fee does not have an effect on the volume based royalty rate. However, both fixed payments and volume based royalty rates can be affected by other factors. An example of such a factor would be the licensee agreeing to


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pay on all units it produces (called worldwide accounting convention) rather than country-by-country enforcement.

         To the extent there are fixed payments in an agreement, they reflect the mutual understanding and confidence level of the parties as to how much longer the licensee is likely to remain engaged in the modem business. The company views the willingness of the licensee to sign up for a fixed payment related to future periods as an indication of the length of time that the licensee is likely to require the license. It is over that fixed future period, if any, that the company considers whether any portion of the fixed payment is appropriate to defer in accordance with SAB Topic 13(A)(3)(f)).

The company has encountered three different types of agreement structures where there are fixed payments and infringement in periods prior to the effective date.

         Type 1 - The license agreement has a one-time payment for a perpetual license at the effective date. The single payment covers the entire economic life of the asset, with no further obligations on either party's part. In this case revenue is recognized in a manner similar to a "capital lease" upon the effective date, as described in FASB No. 13. By way of example, the latest such agreement was entered into in Q4 2003. The licensee remains in the modem business today.

         Type 2 - The license agreement has a fixed payment that relates to all periods prior to the effective date and a finite period in the future, with volume-based payments thereafter. The finite period that the fixed payment covers represents a term that is less than the potential economic life of the asset. The company accounts for the fixed payment in a manner similar to an "operating lease", as described in FASB No. 13, and recognizes the revenue pro-rata from the effective date to the end of the period covered by the fixed payment. By way of example, the latest such agreement was entered into in Q4 2003, with a licensee that expected to be out of the modem business sometime in late 2004 due to competitive pressure. The license contains a fixed payment that covered all periods prior to the effective date and up through the end of 2004. The licensee was out of the modem business by the end of 2004.

         Type 3 - The license agreement has a fixed payment that covers all periods prior to the effective date, with volume-based payments thereafter. The finite period that the fixed payment covers represents a term that is less than the potential economic life of the asset. The company accounts for the fixed payment in a manner similar to an "operating lease", as described in FASB No. 13, and recognizes the revenue pro-rata from the effective date to the end of the period covered by the fixed payment, which in this case is also the effect date. Any volume-based payments in the future, if any, are recognized as revenue as royalty reports are received. By way of example, the latest such agreement was entered into in Q3 2002. The effective royalty rate for the fixed payment was


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equivalent to the volume-based royalty rate stated in the agreement. The licensee was out of the modem business by the end of 2004.



ITEM 9A.  CONTROLS AND PROCEDURES, PAGE 70

         2. WE NOTE THAT AS A RESULT OF THE MATERIAL WEAKNESS DISCLOSED IN YOUR 2004 FORM 10-K AND SUBSEQUENT FORM 10-QS, AUDIT ADJUSTMENTS WERE RECORDED TO THE FOURTH QUARTER 2004 AND SECOND QUARTER 2005 FINANCIAL STATEMENTS. TELL US WHAT IMPACT, IF ANY, THIS MATERIAL WEAKNESS HAS ON ANY PRIOR PERIODS AND PROVIDE US WITH YOUR SAB 99 ANALYSIS, AS APPLICABLE.

         The audit adjustments recorded in the fourth quarter of 2004 and the second quarter of 2005 were specific to the quarters in which the adjustments were made. The adjustments had no impact on prior periods.

                                      ****



         In connection with providing its responses to the Staff's comments, the Company acknowledges the following:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its public reports, including in respect of any amendments to such reports resulting from its engagement with the Staff in this letter;


         o the Staff's comments or changes to the disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and


         o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company's public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary.

                                       ***


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         Please direct any further questions or comments to me (773) 243-3002.
In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (773) 243-3050.



                                                 By: /s/ John Schoen
                                                     ---------------------------
DATE: September 1, 2005                          NAME:   JOHN SCHOEN
                                                 Title:  Chief Financial Officer




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